Mail Stop 3628

October 27, 2009

Via U.S. Mail

Mr. Karl Kindig
Corporate Counsel and Corporate Secretary
11825 N. Pennsylvania Street
Carmel, Indiana 46032

      Re: **Conseco, Inc.**
                Schedule TO-I
                Filed on October 15, 2009
                File No. 005-79240

Dear Mr. Kindig:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In several preliminary communications which you have filed in connection with your tender offer, you have referred to the Private Securities Litigation Reform Act of 1995 in connection with disclosure regarding forward-looking statements. The safe harbor established by that Act is inapplicable to statements made in connection with a tender offer. Please confirm that you will refrain from making further such statements in future filings relating to the tender offer.

Schedule TO-I

General

2.   Please tell us what consideration you gave to including Paulson as an offeror or
      bidder. We note that the private placements of common stock, warrants and
      debentures to Paulson are conditioned on consummation of your offer. Please
      refer to the factors discussed in Section II.D.2 of the Current Issues and
      Rulemaking Projects Outline (November 14, 2000) in your analysis as to whether
      other bidders should be included. To the extent you determine not to add
      additional bidders, please provide your analysis in your response letter. To the
      extent that you add additional parties as bidders, please be aware that you must
      include all of the disclosure required by Schedule TO as to such parties
      individually. You may also be required to disseminate revised offer materials and
      to extend the length of the offer, depending on the materiality of any new
      information provided.

Item 10. Financial Statements, page 5

3.   The offer does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to
      exclude nearly all financial information from the disclosure. In view of the fact
      that financial information required by Item 10 has been incorporated by reference,
      please revise to provide a summary of that information, as described in
      Item 1010(c)(1)-(3) of Regulation M-A. This revised disclosure must be
      disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO
      and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly
      Available Telephone Interpretations, which may be viewed at the following link:
      http://www.sec.gov/interps/telephone/phonesupplement3.htm.

4.   In connection with responding to the prior comment, please ensure that the book
      value per share of the common stock and the ratio of earnings to fixed charges is
      included in the information that you disseminate to security holders. Similarly,
      the information set forth in Item 3 should be disseminated to security holders.

Offer to Purchase

Forward-Looking Statements, page 5

5.   You state that you assume no obligation to update certain disclosures appearing in
      your offering materials. Please revise to indicate, if true, that you will amend
      your offering materials to disclose material changes to the information published,
      sent or given to security holders, to the extent required.

Private Placement of New Debentures, page 8

6.   We note from Exhibit 99.1 to your Form 8-K filed on October 19, 2009 that Paulson will be indirectly purchasing $200 million of the $293 million in New Debentures. Please disclose this information in this section.

Purpose of the Offer, page 14

7.   Please tell us, with a view toward disclosure in your offering document, the level of participation in the tender offer that would be required in order to enable you to reach the conclusion that substantial doubt does not exist regarding your ability to continue as a going concern as a direct result of the repurchase right under the debentures, without regard to the risk-based capital ratio and statutory capital and surplus covenants in the Credit Agreement.

Principal Terms of the Offer, page 19

8.   You have reserved the right to transfer or assign to your affiliates the right to purchase debentures validly tendered pursuant to the offer.   Please confirm your understanding that any entity to which you transfer or assign the right to purchase debentures must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Acceptance of Debentures; Payment for Debentures, page 19

9.   Following on our telephone call with your counsel, Simpson Thacher & Bartlett LLP, on Wednesday, October 21, 2009, please disclose that debentures are outstanding only in integral multiples of $1,000.

Conditions to the Offer, page 24

10.   You state that, notwithstanding any other provision of the offer, and in addition to (and not in limitation of) your rights to terminate, extend and/or amend the offer in your sole discretion, you will not be required to accept debentures for purchase if any of the listed conditions have occurred. Similarly, in the section entitled "Termination" on page 27, you state that you reserve the right to terminate the offer, including if any conditions applicable to the offer have not been satisfied or waived.   Please revise these sections to reflect that you do not have the right to terminate the offer, except upon the occurrence of any of the listed conditions.

Certain United States Federal Income Tax Considerations, page 32

11.   Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

Where You Can Find Additional Information, page 39

12.   You state that information that you file later with the Commission will automatically update and supersede historical information incorporated by reference, and that you incorporate by reference certain filings made with the Commission after the date of your offering document. The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 455-2502
Roxane F. Reardon, Esq.
Simpson Thacher & Bartlett LLP